ANDREWS HOOPER PAVLIK PLC
2311 EAST BELTLINE AVENUE SE | SUITE 200 | GRAND RAPIDS, MI 49546

Consent

We agree to the inclusion in the offering circular for the Benchmark Real Estate Investment Fund, LLC dated November 14, 2024, of our report, dated February 1, 2024, on our audit of the financial statements of Benchmark Real Estate Fund as of and for the years ended December 31, 2023 and 2022.

Andrews Hooper Pavlik PLC

Grand Rapids, Michigan
November 14, 2024